UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42154

ESHALLGO INC

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sales of Equity Securities

As previously reported on the Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2024, Eshallgo Inc. (the “Company”) entered into that certain Securities Purchase Agreement, dated as of November 29, 2024 (the “Purchase Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures,” each, a “Debenture”) with a maturity date of November 28, 2025 (the “Maturity Date”) in the aggregate principal amount of up to $5,000,000 (the “Transaction”), provided that in case of an event of default, the Debentures may become, at the Debenture Holder’s election, immediately due and payable. The Debentures bear an interest rate of 5% per annum which shall be increased to 18% per annum in the event of default. Pursuant to the Purchase Agreement, the Debentures will be issued in a private placement pursuant to an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder. The initial closing of the Transaction in the principal amount of $1,500,000 in Debenture occurred on November 29, 2024.

On December 17, 2024, the Company filed a registration statement on Form F-1 with the SEC registering the resale of the Class A ordinary shares upon conversion of the Debentures as stipulated under the Debentures and certain registration rights agreement dated November 29, 2024. As such, the second closing of the Transaction in the principal amount of $2,000,000 in Debenture occurred on December 19, 2024. We paid to an affiliate of the Debenture Holder a cash fee of $100,000, which was equal to 5% of the amount of the Debenture at the second closing.

This report shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated November 29, 2024 (incorporated by reference to Exhibit 10.1 on Form 6-K filed on November 29, 2024)
10.2	Form of Convertible Note (incorporated by reference to Exhibit 2.1 on Form 6-K filed on November 29, 2024)
10.3	Registration Rights Agreement, dated November 29, 2024 (incorporated by reference to Exhibit 10.2 on Form 6-K filed on November 29, 2024)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC.

Date: December 23, 2024	By:	/s/ Qiwei Miao
		Name:	Qiwei Miao
		Title:	Chief Executive Officer

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